December 4, 2013

BY EDGAR	Fulbright & Jaworski LLP 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 United States

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Terence O’Brien, Accounting Branch Chief Nudrat Salik, Staff Accountant	Direct line +1 713 651 5128 martin.doublesin@nortonrosefulbright.com Tel +1 713 651 5151 Fax +1 713 651 5246 nortonrosefulbright.com

Re:	Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed October 30, 2013 Form 8-K Filed July 30, 2013
File No. 1-12815

Ladies and Gentlemen:

In its letter dated November 21, 2013, the staff (“Staff”) of the Securities and Exchange Commission provided to Chicago Bridge & Iron Company N.V. (the “Company”) comments with respect to the above referenced documents of the Company (the “Comments”) and asked for responses to the Comments within 10 business days.

This is to confirm the telephone conversation between Ronald A. Ballschmiede, Principal Financial Officer of the Company, and Terence O’Brien of the Staff that the Company has requested additional time to respond to the Comments and expects to provide responses to the Comments on or before December 16, 2013.

If any member of the Staff has any questions concerning the Company’s request, he or she should contact the undersigned at 713-651-5128

Very truly yours,

/s/ Martin F. Doublesin

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.